Exhibit 12.1

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(in millions of U.S. dollars except for ratio amounts)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income (loss) before income taxes	$986.6	$549.3	$116.9	$112.3	$(463.0)
Fixed charges	102.7	103.4	66.3	25.2	24.7

Income (loss) as adjusted	1,089.3	652.7	183.2	137.5	(438.3)
Fixed charges:
Interest expense	99.1	99.6	62.8	23.3	23.5
Portion of rents representative of the interest factor	3.6	3.8	3.5	1.9	1.2

Total fixed charges	$102.7	$103.4	$66.3	$25.2	$24.7

Ratio of consolidated earnings to fixed charges	10.6	6.3	2.8	5.5	N/A (a)

(a)
Due to the Company's loss in the fiscal year ended December 31, 2007, the ratio of earnings to fixed charges coverage for that period was less than 1:1. The Company would have needed to generate additional earnings of $463.0 million in the fiscal year ended December 31, 2007 to have achieved a ratio of earnings to fixed charges coverage for that period of 1:1.

For purposes of computing the following ratios, earnings consist of net income (loss) before income tax expense, excluding interest costs capitalized, plus fixed charges to the extent that these charges are included in the determination of earnings. Fixed charges consist of interest expense, including interest expense capitalized, plus one-third of rental expense under operating leases, which are estimated by management to be the interest factor of these rentals.